Exhibit 99.2

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

NICE Systems Announces Fourth Quarter and Year End 2007 Earnings
Release and Conference Call Schedule for 2008

NICE invites institutional investors and analysts to its 4th Annual Investor and Analyst Day

Ra’anana, Israel, January 9, 2008 – NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it plans to report its financial results as follows:

Period Reported Q4 and year 2007 Q1 2008 Q2 2008 Q3 2008	Earnings Release and Conference Call Date Wednesday , February 13, 2008 Wednesday, May 14, 2008* Wednesday, August 6, 2008* Wednesday, November 12, 2008*

Following each earnings release, NICE management will host a teleconference at 8:30 am ET, 3:30 pm Israel, to discuss the results and the company’s outlook. Please call the following dial-in numbers to participate in the fourth quarter 2007 call: United States 1-888-281-1167 or 1-800-994-4498, International +972-3-918-0610, Israel 03-918-0610.

This call will be webcast live on http://www.nice.com . An online replay will also be available approximately three hours after the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-326-9310, International +972-3-925-5930, Israel 03-925-5930.

*Subject to change

4th Annual Investor and Analyst Day
NICE senior management will host its annual Investor and Analyst Day in New York, on Tuesday, February 26, 2008, at 08:30 am EST. For further details on the event please click on the event banner on our website at www.nice.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.